

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2011

Via U.S. Mail and Facsimile (816) 316-4504

Rhonda Nyhus
Vice President and Treasurer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, MO 64030

**Re: NASB Financial, Inc.
Form 8-K
Filed May 11, 2011
File No. 0-24033**

Dear Ms. Nyhus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. After reviewing the information you provide in response to these comments we may have additional comments.

1. Please provide us an analysis detailing all the relevant facts and circumstances related to the additional impairment on certain loan obligations classified as troubled debt restructurings. Please discuss how you measured impairment on the loans before and after classifying them as TDR's, explain why additional impairment of $6.6 million was recorded after classifying them as TDR's, provide us detail of the calculation of the additional impairment and tell us how you determined you should record the impairment as of December 31, 2010 and not as of your fiscal year end of September 30, 2010. To support your analysis, provide us a listing of the relevant loans and:

    a. Tell us if each loan was individually evaluated for impairment under ASC 310-10-35 prior to being classified as a TDR.
    b. If they were not individually evaluated, explain why.
    c. If they were individually evaluated, tell us if each loan was determined to be impaired.
        - If impaired, provide your carrying value and the amount of impairment before and after classifying the loan as a TDR and explain any difference.

- If not impaired, explain why not and provide us the carrying value before and after classifying the loan as a TDR and explain any difference.

2. Please provide us an analysis detailing all the relevant facts and circumstances related to the decline in the value of REO of $1.6 million. Include in your analysis, the accounting guidance on which you rely to record the charge in the quarter ended December 31, 2010 and not in the quarter ended March 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

John Nolan
Senior Assistant Chief Accountant